



Market Alignment
Inspiring Communication
Meaningful Results

Brian Hawkins · 2nd

Co-Founder at Modus Condito

Talks about #startups, #brandbuilding, #communications, #identitydesign, and #customerexperience

San Diego Metropolitan Area · Contact info

3,373 followers · 500+ connections

1 mutual connection: Jon Wuebben

+ Follow | Message | More

Modus Condito

Thunderbird School of Global Management

Providing services
Marketing Strategy, Brand Design, Brand Marketing, Product Marketing, Social Media Marketing, Public Rela...
See all details

Featured

Post

This summer I've been pursuing a dream to work from the road...

2020 Journey
Get In Touch!
New Clients!
Then & Now

11 · 3 comments

Post

A REVOLUTION IN SOUND IS COMING... ...

AURACAST

Bluetooth & The Coming Silent Revolution in Sound...
moduscondito.com · 1 min read

2

Post

An excellent article bringing once again to light the impact...

The world is paying a high price for cheap clothes
cnn.com · 11 min read

3

Activity

3,373 followers

+ Follow

Brian Hawkins posted this · 1mo

Macys think their enemy is the internet, it's not, most of their stores are old and tired, the malls they' ...show more

How Macy's set out to conquer the department store business — and lost
retaildive.com · 2 min read

3 · 1 comment

Brian Hawkins reshared a post · 1mo

Ban Chinese Solar Genocide Panels
michaelshellenberger.substack.com · 5 min read

Brian Hawkins posted this · 1mo

This summer I've been pursuing a dream to work from the road while exploring the great American west. My journey has taken me across Utah, Montana, Idaho and next, my new homestead in the mountains of south central Wyoming. I'm proud to share my new agency and work, all th ...show more

11 · 3 comments

Brian Hawkins reshared a post · 1mo

Wire+Wonder: What's Happening with Commercial Satellite Service?
moduscondito.com · 1 min read

Show all activity →

About

Graduate of University of San Diego and ASU Thunderbird. In 1993, I founded my agency, Catalyst, emphasizing strategic marketing, advertising, branding, sales & special events. I have worked with international, national and regional clients from consumer brands, to non-profits & medias. I have lived and worked in Denmark, France, Italy and South Africa, speak 6 languages, and have overseen projects in Mexico, South Africa and Europe for AT&T, Kellogg's & Kimberly Clark among others. Past clients include; BMW, Bank of America Private Wealth Management, Monsanto, True Value Hardware, American Red Cross, Reuben H Fleet Science Center, City of San Diego, and California State Parks.

I have worked with retailers, product manufacturers, service providers, governmental and non-governmental agencies and media organizations. Just after graduate school, I founded Catalyst Marketing in 1993. In 2013, I joined new partners in creating StyleSeek™, a highly accurate style algorithm based shopping site for men and women, matching customer aspirations to clothing for any life occasions. In late 2013, I created, crowdfunded, and launched PreFAB Space, a co-working, special event, pop-up retail space for start-up entrepreneur makers. In 2014, I successfully incubated 12 start-ups.

I have taught marketing, advertising, creative copy writing, cause marketing, trend spotting, and global business courses since 1999 at UCSD, FIDM, CIBU, and I am currently teaching through Niels Brock Copenhagen Business College. I launched BootHunter (following of 45K+) as an Instagram based creative cosult, mentor, and designer to established small and medium sized makers and crafted brands. I work with numerous leather goods and

footwear manufacturers across the globe.

I am currently the Director of Marketing for SWARCO McCain, a pioneer in advanced traffic control products and subsidiary of Austrian based Swarovski. I am also in the process of starting up a consultancy focused on melding style & innovation @moduscondito. There is nothing random about design and style, or their alignment, this is truer today than ever. Driving the need for innovation, style & design alignment are several factors, most notably social media engagement, and the cycles of in influence, recommendation, trial, feedback, and validation. Whether the esthetic design is related to electronics or appliances, homes or personal transport, or apparel and hospitality, and so many other categories, I will work with clients to design that is purposefully inspired and contextually driven.

Experience



Modus Condito
10 mos
San Diego Metropolitan Area

Co-Founder
Dec 2021 - Present · 10 mos

For more than 30 years, we have developed methods for collaborative brand building, peer to peer product evangelization, growth strategies, partnerships, product design, and customer exper ...see more

Co-Founder
Dec 2021 - Present · 10 mos

For more than 30 years, we have developed methods for collaborative brand building, peer to peer product evangelization, growth strategies, partnerships, product design, and customer exper ...see more


A Seasoned Approach To Innovative Business Consulting and Marketing
Business consulting and marketing, brand building, strategies, partnerships, combining innovation with style for IoT, automotive, merchandising, hospitality, 5G



Marketing Director
McCain Inc · Contract
Mar 2021 - Feb 2022 · 1 yr
Vista, California, United States

Tasked with the development of a strategic marketing plan, marketing team development, corporate social responsibility campaign, product marketing, and media planning. McCain Inc. is the US ...see more


Professor
UC San Diego Extension
1998 - Dec 2021 · 24 yrs

Marketing, Advertising, Business Plan Development, Cause Marketing


Niels Brock California International Business University
10 yrs 10 mos

Dean of Student Affairs, Director International Programs
Jan 2010 - May 2020 · 10 yrs 5 mos
550 West B Street, San Diego CA 92101

I oversaw a variety of areas including student life, special events, alumni programming, study tours, entrepreneurship, innovation, media curriculum development, and business affairs.

Acting President
Full-time
Aug 2009 - May 2020 · 10 yrs 10 mos
San Diego, California


Professor
FIDM · Part-time
2009 - Jan 2017 · 8 yrs 1 mo
San Diego, California, United States

Professor of International Marketing, Marketing & Trends, Past Present & Future

Launch a creative career with FIDM, from Fashion Design to Digital Media | en | FIDM.edu
Fall in love with your future Earn an A.A., Bachelor's, or Advanced degree, or combine them to create your own path. Choose from among 22 majors with intense, creative...

Show all 10 experiences →

Education


Thunderbird School of Global Management
MBA, Marketing
1990 - 1992
Activities and societies: French Club, Fitness Club, UN Society

Paris Program, InterAd, Honors in International Political Economy


Thunderbird School of Global Management
Thunderbird is a top ranked international business school offering full-time and executive MBA programs, distance learning and Masters degree programs in global...


Thunderbird School of Global Management
Master of Business Administration - MBA, International/Global Studies
1988 - 1990
Activities and societies: Studied in Paris France, focused on international business, marketing and media. Member of the French Club, Team Member in Sumner Wyman's InterAd.

Global Marketing/Advertising Focus. International Studies Program: (Paris, France), InterAd: Faculty Selected – Distinction Internship: European Market Development Program for Kellogg's Corn ...see more


Thunderbird School of Global Management
Master of Business Administration - MBA, International Business
1988 - 1990

Global Marketing/Advertising Focus. International Studies Program: (Paris, France), InterAd: Faculty Selected – Distinction Internship: European Market Development Program for Kellogg's Corn ...see more

Show all 8 education →

Volunteering

Volunteering



Volunteer
Kids Korps USA
Jan 2010 - Dec 2013 · 4 yrs

Project development, securing sponsorship, hands-on activity

Skills

Brand Development

 Endorsed by Norm Zwail and 1 other who is highly skilled at this

Endorsed by 11 colleagues at UC San Diego Extended Studies

99+ endorsements

Marketing Strategy

 Endorsed by Parker Pike and 6 others who are highly skilled at this

Endorsed by 12 colleagues at UC San Diego Extended Studies

99+ endorsements

Social Media Marketing

 Endorsed by Shaun Cassidy and 11 others who are highly skilled at this

Endorsed by 11 colleagues at UC San Diego Extended Studies

99+ endorsements

Show all 50 skills →

Recommendations

Received   Given

Andreas Battistini · 3rd
BSc. Eng (Data Science and Management)
February 15, 2021, Brian was senior to Andreas but didn't manage Andreas directly

Brian was one of the most impactful teachers and mentors of mine. He has a great ability to teach, present and engage an audience, as I experienced during my time at California International Business University (CIBU) 2020. When the unfortunate corona lockdown happened he was able to think on his feet for what the best outcome would be for us as attending international students, at the tim ...see more

Mehdy El Fki · 3rd
Available for New Opportunities
June 28, 2017, Mehdy was Brian's client

Brian Hawkins is one of our most treasured teachers. I am glad to recommend him for a teacher. He has been a great Business and Marketing teacher in the University. He has been a mentor and he will teach you 'How to be a shark".

...see more

Iwan Loewen, MS, MBA 🔗 · 3rd
Business Development Manager North & South America
May 15, 2012, Brian was senior to Iwan but didn't manage Iwan directly

Mr. Brian Hawkins was my teacher at the California International Business University in four different courses: Lifestyle Marketing, International Business, Global Media and Entrepreneurship. Because of his superior teaching skills, his classes were always very insightful, interactive and educational. He taught with full dedication and contributed countless real-world examples out of his vast experience ...see more

Show all 6 received →

Patents

StyleSeek
US D733171 · Issued Jun 1, 2015

Courses

International Finance & Trade

Projects

Think Blue(tm)
Jun 1999 - Dec 2003
 Associated with Catalyst

Show project 🗗

"Think Blue" is the most comprehensive environmental education campaign ever launched in San Diego. The campaign designed by Catalyst created awareness for one of our community's primary environmental ...see more

Other creators



BMW Project Safe Seat
Jan 1999 - Dec 2002
 Associated with Catalyst

Show project 🗗

A cause advertising and marketing based promotional campaign combining brand and dealer positioning with a cause message that reinforces BMW's leadership in safety and BMW's commitment to community and ...see more

Other creators



Planet Earth Express
Jan 1994 - Dec 1999
Associated with Catalyst

Show project ⬈

Birch Aquarium at Scripps participates in more than 20 community festivals and fairs annually to meet San Diegans all over the county and to fulfill the aquarium's mission to provide ocean science education ar ...see more

Other creators



Languages

French

German

Italian

Show all 5 languages →

Organizations

CrowdFund Up
Co-Host & Organizer · Nov 2014 - Present

"CrowdFund Up San Diego" is hosted by PreFAB Space, and created by founder Brian Hawkins, Connected Dreamers, Founder Amber Brandner, and Brant Cooper, NYT Bestselling Author, The Lean Entrepreneu ...see more

Fashion Group International
Board Member · Jan 2014 - Present

The Fashion Group International is a global, non-profit, professional organization with 5000 members in the fashion industry including apparel, accessories, beauty and home. The FGI mission is to be the pre-en ...see more

Kids Korps USA
Board Member · Jun 1995 - Sep 2010

Kids Korps USA engages young people, ages 5 through 25, in community service. Our mission is to instill in America's youth the spirit of giving while providing valuable education in leadership and responsibility. ...see more

---

Interests

Influencers   Companies   Groups   Schools

 **Jeff Weiner** [in] · 3rd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,714,365 followers

Gary Vaynerchuk [in] · 2nd
Chairman of VaynerX, CEO of VaynerMedia, 5-Time NYT Bestselling Author, Text Me: 212-931-5731
5,245,166 followers

Show all 19 influencers →